March 8, 2007

Securities and Exchange Commission

450 – 5th Street N.W.

Washington, DC

20549

ATTENTION:

LARRY SPIRGEL

Assistant Director

Dear Sir:

Re:

Unity Wireless Corporation

Form 10-KSB for Fiscal Year Ended December 31, 2005

Form 10-QSB for Fiscal Quarters Ended March 31, 2006 and June 30, 2006 and September 30, 2006

File Number 000-30620

Thank you for your letter of February 9, 2007 regarding the above noted matter.  We have reviewed your comments and we advise as follows:

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006:

Notes to Consolidated Financial Statements, page 7

3. Business combination, page 9

1.

In accordance with paragraph 44 of SFAS 142 the company had already disclosed the amortization period in note 3(d) and the amortization amount in the statement of cash flow.  However, the company will update the disclosure to include the residual value related to the intangibles as at September 30, 2006.

2.

As disclosed in note 3(c), the Company acquired all the shares of Celletra for 70,000 Series B convertible preferred shares and contingent consideration of 20,000 Series B convertible preferred shares.  The contingent consideration was issued , however, on the acquisition date because the contingency which related to this consideration had already been met prior to the closing of the acquisition.  All the shares were issued to shareholders of Celletra and none of the shareholders of Celletra were employees of Celletra.  Therefore, the full value of the 90,000 Series B convertible preferred shares were accounted for as consideration for the acquisition of Celletra.

At the request of the Celletra shareholders 5% of the total consideration, or 4,500 Preferred Shares, were issued to a trust controlled by the selling shareholders of Celletra which is instructed to issue the shares to current and former employees of Celletra, if at any time within one year after the Closing Date, the price per share of Unity common stock is equal to or exceeds US$0.20 for a period of seven consecutive days.  If this the target share price is met, the shares are to be distributed to current and former employees of Celletra (regardless if they are still employed or not).  If this milestone is not achieved the shares will be returned back to the selling shareholders of Celletra.  These employees were not shareholders of Celletra.  As a result of the shares issued to the Celletra selling shareholders, those selling shareholders became significant (ie: holding greater than 10%) shareholders of Unity.  In accordance with FAS 123(R), paragraph 11, the Company has calculated the fair value of compensation relating to these shares that may be issued to current and former employees, to be $120,000.  Based on the vesting period the amount between August 17, 2006 (acquisition date) and September 30, 2006 (quarter end) was not considered material and as such will be recorded in Quarter 4, 2006.

8. Convertible debentures, page 16

3.

We have re-evaluated the accounting for the convertible debenture and concluded that the warrants and non-contingent beneficial conversion feature should be accounted for in equity and the remaining debt instrument would be classified as a liability

The convertible debenture issue included warrants which were convertible into 6,875,000 common shares and a conversion feature, which if exercised fully, would result in 13,750,000 common shares being issued.  However, due to the pending financing for Avantry and because the Company was reaching its authorized limit on common shares, we included a clause in the agreement which limited the number of shares which could be issued on presentation of warrants for exercise or debentures to be converted to 10,000,000 common shares.  The limit, which was described explicitly in the agreement, required that if a warrant was presented for exercise, it would only be exercised if the Company had not already issued more than the holders proportionate allocation of 10 million common shares for prior warrant exercises or debt conversions under this specific debenture.  If the limit of 10 million common shares had already been reached, there would be no remedy to the warrant holder to allow for either conversion or compensation for non-conversion.   Exercise of the remaining amount would only be made once the authorized common share capital had been increased.   We understand from legal counsel, that because the limitations on exercise were explicit in the warrant agreement, there would be no remedy available to the warrant holder, even if there never was an increase in authorized share capital.

A similar situation exists for a debenture holder.  If a debenture was presented for conversion, , it would only be converted if the Company had not already issued more than the holders proportionate allocation of 10 million common shares for prior warrant conversions or debt conversions under this specific debenture.  Conversion of the remaining amount would only be made once the authorized common share capital had been increased.  There is no remedy to the convertible debenture holder relating to the refused conversion amount except as noted below.

In the debenture agreement, the Company has stated that it will use its best efforts to obtain an increase in authorized share capital within 120 days of the closing of the debenture issue.  However, if an increase in authorized share capital was not obtained during this time period, the only remedy available to the convertible debt holders would be to request a return of their funds previously invested under the debenture from the Company.  There would be no penalty amount or other remedy which could be invoked by the debenture holder.

As a result of the arrangements set out in the debenture agreement, we have analyzed the components of the debenture as follows:

In considering the accounting for the warrants, we considered if the warrants were indexed solely to the Company’s own stock under EITF 00-6 and paragraph 286 of FAS 133 to determine if EITF 00-19 is applicable.  We concluded that since the warrants’ settlement amount is based solely on the Company’s stock, the warrants were indexed solely to the Company’s own stock.  Next we evaluated the warrants under EITF 00-19 paragraphs 12-32 and determined that they should be classified as equity at their relative fair value of $6 90 ,000.  We reached this conclusion because the warrants will either be exercised into common shares under the warrant agreement (if there is sufficient room as calculated under the 10 million common share limit calculation described above) or they will ultimately expire unexercised.  There is no remedy available to the holder of a warrant, if they are not able to exercise the warrants under the agreement because of the limitation on conversion (because the Company has not yet obtained an increase in authorized capital).  Thus, there is no possibility that the Company would settle such warrants for cash or that there would be any liability to the warrant holders.  As well, the Company may settle the warrants for unregistered shares.

In accounting for the conversion feature, we first considered whether the conversion feature was clearly and closely related to the host debenture under FAS 133, paragraph 12(a) and 61(k).  As the host debenture is debt and the conversion feature value would be dependent on the common stock of the Company, we concluded that the conversion feature was not clearly and closely related to the host debenture.

Secondly, because the debenture is not valued at fair value and a separate financial instrument with the same terms of the embedded conversion feature would be considered a derivative instrument under paragraph 6 to 9 of FAS 133, we concluded that the embedded conversion feature should be separated from the host debenture.

We next considered if the embedded conversion feature is indexed solely to the Company’s own stock under EITF 01-6 and paragraph 286 of FAS 133, and concluded that the conversion feature was indexed solely to the Company’s own stock as the conversion feature can only be converted into the common stock of the Company.

We then evaluated the conversion feature under EITF 00-19 for classification guidance.  We determined that the debenture does not have a net-cash settlement feature.  The debentures can be converted only if there is sufficient room as calculated under the 10 million common share limit of the debenture agreement; otherwise, such debenture, if not converted, will remain outstanding until either additional authorized common share capital is obtained or the holder demands repayment of the debenture.  There are no other remedies available to the holder of a debenture and no provisions in the agreement that require or allow for cash settlement.

We determined if the convertible debenture was “conventional” convertible debt as described in EITF 05-2 and EITF 00-19.  As the convertible debenture can only be converted into common shares of the Company, and there are no other settlement provisions, we concluded that the debenture was conventional convertible debt.  Based on that conclusion, we determined that the embedded conversion feature should not be separated from the host debenture under FAS 133.

As there we no other embedded derivatives in the debenture, we considered whether the debenture had a beneficial conversion feature based on the proceeds allocated to the debenture (after considering the value allocated to the warrants) under EITF 98-5 and EITF 00-27.

Under EITF 98-5 and EITF 00-27, we determined the amount of the beneficial conversion feature that should be recorded given that some of the debentures were immediately convertible and some of the debentures were not convertible until the increase in authorized share capital was obtained.  EITF 00-27, Issue #2 states that “Changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.”  Therefore, we concluded that for the debentures which could not be immediately converted into common shares, those conversion features would be treated as contingency conversion options and not recognized until such time as the increase in authorized capital was obtained by us.

In order to calculate the beneficial conversion feature that should be recorded under EITF 98-5 and EITF 00-27, we determined the amount of debentures that could be immediately converted assuming that all prior issued securities of the Company had converted and assuming that all of the warrants issued under this debenture agreement had been exercised for common shares.  Therefore, we determined that there would only be 3,125,000 common shares that would be available for conversion of the debentures.  We believe that that portion (3,125,000 of 13,750,000 – 13,750,000 representing the total number of shares that all the debentures would convert into) of the debentures would be convertible and that the remaining portion of the debentures (10,625,000 of 13,750,000) would be contingently convertible (contingent on the Company obtaining an increase in its authorized share capital).  As only a portion of the debentures would be immediately convertible, we only calculated a beneficial conversion option on the immediately convertible debentures; while the remaining debentures remained unconvertible (thus no beneficial conversion option was recorded).  We calculated the beneficial conversion option on the immediately convertible debentures as $18 8 ,000.

The remaining portion of the funds raised under the debenture (not allocated to the warrants or beneficial conversion feature) have been classified as debt, in the amount of $1.3 million.  The debt will be accreted to its redemption value over the term of the debt.  The contingent conversion feature would only be considered as a beneficial conversion option once the increase in authorized capital has taken place as after that point in time, the conversion would no longer be contingent.

We plan to restate our Form 10-QSB filings for March 31, 2006, June 30, 2006 and September 30, 2006 to reflect the accounting outlined above, along with additional disclosure to clarify the accounting for and terms of the debenture as outlined above.

4.

Prior to February 28, 2006 the company had committed, as part of a term sheet,  to the issuance of debt with conversion features and issuance of warrants related the acquisition of Avantry Ltd. which closed in June 2006..  As at February 28, 2006 the Company took this into consideration in determining the availability of authorized share capital that could be allocated the convertible debenture financing.    As such, we included a clause in the February 2006 financing agreement which limited the number of shares which could be issued on presentation of warrants for exercise or debentures to be converted to 10,000,000 common shares.

10.  Preferred shares, page 19

5.

We have re-evaluated the accounting for the preferred shares and determined that in accordance with ASR 268 (D-98) we have determined the preferred shares should be recorded as “mezzanine” equity.  We have evaluated whether the embedded conversion feature in the preferred shares met the criteria for separation in FAS 133 paragraph 12(a).  We have now concluded that because the preferred shares are more like equity and the conversion option is closely and clearly related to the preferred shares (considering the guidance in FAS 133, paragraph 61(k) and 61(l)), there is no requirement to separate the embedded conversion feature in the preferred shares.

As a result, we have concluded that the hybrid instrument is equity.  However, because the preferred shares are retractable by the holder if the Company did not obtain an increase in authorized common shares capital within 180 days of the issuance of the shares, we believe that under D-98, such preferred shares would be classified in mezzanine equity at their fair value.  Also, in accordance with D-98, the preferred shares should be continue to be adjusted for any changes in their fair value at each reporting period.

We plan to reflect the amended the accounting for the preferred shares in our Form 10-QSB for the period ended September 30, 2006.

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 32

6.

We agree and will expand our disclosure accordingly .

Non-GAAP Financial Information, page 36

7.

We agree and will revise our presentation accordingly.

Item 3. Controls and Procedures, page 40

8.

The disclosure will be updated to the cover the appropriate reporting period.

Form 8-K dated August 17, 2006

9.

The 8-k will be revised to include disclosure of the amortization resulting from intangible assets identified in purchase accounting.

Form SB-2/A filed January 30, 2007

10.

We will comply the comments on our Form SB-2/A, as applicable.

The Company acknowledges the following:

-

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments to this submission at your earliest convenience.  Please do not hesitate to contact the writer should you have any comments or questions regarding this matter.  Thank you very much.

Yours truly,

UNITY WIRELESS CORPORATION

Per:

/s/ Dallas Pretty

DALLAS PRETTY

Chief Financial Officer